June 4, 2019

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                     Aberdeen Funds Post-Effective Amendment No. 92 to the Registration Statement Filed on April 5, 2019; Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Jennifer Rogers and Andrew Kim of Aberdeen Standard Investments Inc. on May 2, 2019.  The Amendment contains the prospectus and statement of additional information for Aberdeen Funds (the “Registrant”) with respect to the Aberdeen China Opportunities Fund, to be renamed the “Aberdeen China A Share Equity Fund” effective June 13, 2019 (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

General Comments

Comment No. 1:      Please confirm in your response to the Staff that the series identifier  on the EDGAR database will be updated for the Fund’s name change.

Response:         The Registrant confirms that the series identifier will be updated on the EDGAR database to reflect the new name of the Fund effective June 13, 2019.

Prospectus Comments

Comment No. 2:      Given that the Fund includes exchange traded funds (“ETFs”) in its principal strategies, please consider whether an acquired fund fees and expenses line should be added to the Fund’s fee table.

Response:         The Registrant will add an acquired fund fees and expenses line to the Fund’s fee table showing the estimated acquired fund fees and expenses for the Fund’s fiscal year relating to the amount the Fund anticipates will be invested in ETFs and any other investment companies.

Comment No. 3:      Please move the following statement out of the Fund’s summary section: “If the Fund changes its 80% investment policy, it will notify shareholders at least 60 days before the change and, if necessary, will change the name of the China A Fund.”

Response :         This language has been moved from the Fund’s summary section.

Comment No. 4:      If the Fund currently holds significant amounts in a particular sector, please identify that sector and disclose the related risks.

Response:          The Fund currently does not hold a significant amount in any one sector.

Comment No. 5:     Please re-order the principal risks in order of importance rather than alphabetically. Please see the transcript of a speech delivered by Director, Division of Investment Management, Dalia Blass at the ICI Securities Law Developments Conference on October 25, 2018.

Response:         The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order.

Comment No. 6:      Financials Sector Risk is noted in the principal risks section. Please add corresponding Financial Sector investment disclosure to the Fund’s Principal Strategies section.

Response:         The Fund no longer holds a significant amount of its assets in a particular sector. Therefore, instead of adding disclosure to the principal strategies section relating to the Financials sector, the Financials Sector Risk has been removed from the Fund’s Principal Risks section.

Comment No. 7:      The SEC staff questions whether the MSCI China A (Onshore) Index qualifies as a “broad based securities index” for the comparison of performance requirements in Form N-1A. Please either adopt a more broad index as the Fund’s benchmark or explain why the Registrant believes that the  MSCI China A (Onshore) Index qualifies as a broad based securities index.

Response:         The Registrant submits that the MSCI China A (Onshore) Index is not a sector index that is limited to a portion of the market; rather, the MSCI China A (Onshore) Index is comprised of a broad range of issuers (with a limit to a particular equity security type, China A Shares). The Registrant notes that the Fund’s choice of the MSCI China A (Onshore) Index as its benchmark index is akin to a bond fund utilizing the Bloomberg Barclays U.S. Aggregate Bond Index as its benchmark index. Accordingly, the Registrant believes that the MSCI China A (Onshore) Index is a broad based securities index and the most appropriate index for comparing the Fund’s performance.

Comment No. 8:      Consider moving the “Illiquid Securities Risk” found on page 8 of the Fund’s prospectus to the Principal Risks section.

Response:         The Illiquid Securities Risk section has been moved to the Fund’s Principal Risks section.

Comment No. 9:      Please confirm whether under normal circumstances derivatives are valued using the mark-to-market value for purposes of the Fund’s 80% Names Rule policy.

Response:         The Registrant confirms that, to the extent that the Fund invests in derivatives with an underlying asset that meets the Fund’s 80% policy required by Rule 35d-1, the market value, and not the notional value, of the derivative would be included to meet the 80% minimum.

Comment No. 10:      Please provide more details regarding the Fund’s redemption-in-kind policies, including whether redemptions-in-kind are delivered as pro rata slices of the Fund’s securities, representative baskets, or individually selected securities.

Response:         Additional disclosure has been added.

SAI Comment

Comment No. 11:      Please disclose that the Fund will consider the concentration of the underlying holdings of investment companies in which such Fund is invested when determining the concentration of the Fund in an industry.

Response:         The Registrant has added disclosure stating that it will endeavor to consider the concentration policy of underlying investment companies when determining a Fund’s compliance with its concentration policy.

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Should you have any questions concerning the above, please call the undersigned at (215) 405-5757.

Very truly yours,

/s/ Jennifer Rogers

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
Margery Neale, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP

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